UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-35002
CUSIP NUMBER:  18451B101

(Check One):          ☐    Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended:  June 30, 2012

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CleanTech Innovations, Inc.
Full Name of Registrant

Former Name if Applicable

C District, Maoshan Industry Park
Tieling Economic Development Zone
Address of Principal Executive Office (Street and Number)

Tieling, Liaoning Province, China 112616
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant is unable to prepare and review all necessary information to be included in the Quarterly Report on Form 10-Q for the period ended June 30, 2012, within the prescribed time period.  The Registrant requires additional efforts and time to accurately prepare and present all necessary disclosures. The Registrant is not able to provide a reasonable estimate as to such filing at this time, which may not occur within the fifth calendar day after the prescribed due date for such report.

PART IV— OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Robert Newman	212	248-1001
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒  No  ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐  No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the period ended June 30, 2012, because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Registrant is unable to prepare and review all necessary information and disclosures for such periods.

CleanTech Innovations, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2012	By:	/s/ Bei Lu
Name: Bei Lu Title: Chairman and Chief Executive Officer